September 3, 2019

J. Shea Morgenroth
Chief Financial Officer
Hines Global REIT, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

       Re: Hines Global REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 28, 2019
           File No. 000-53964

Dear Mr. Morgenroth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities